REDFLEX
GROUP

Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+613 9674 1888
Web: www.redflex.com.au

05012942

SEC MAIL PROCESSING
RECEIVED
NOV 29 2005
WASH, D.C. 203 SECTION

21 November 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

PROCESSED
DEC 05 2005
THOMSON
FINANCIAL

11/30

REDFLEX
G R O U P

Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+613 9674 1888
Web: www.redflex.com.au

RECEIPT COPY

21 November 2005

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2005
WASH, D.C.
203

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

File No: 82-34862

Schedule I

Documents made public since the last submission on 3 November 2005:

Date	Item	Description
17 November 2005	Form 604	Notice of change of interests of substantial holder – Renaissance
11 November 2005	Company Announcement	Redflex announces New Contract – Richardson, Texas
10 November 2005	Company Announcement	Redflex announces New Contract – Newberg, Oregon
10 November 2005	Appendix 3B	New issue announcement and application for quotation of additional 40,000 ordinary shares
8 November 2005	Form 604	Notice of change of interests of substantial holder – JP Morgan Chase & Co
7 November 2005	Appendix 3B	New issue announcement and application for quotation of additional 16,000 ordinary shares

Documents made public but not listed on previous submissions:

Date	Item	Description
5 September 2005	Form 604	Notice of change of interests of substantial holder – Renaissance
22 April 2005	Form 604	Notice of change of interests of substantial holder – Renaissance

File No: 82-34862

Form 604

Corporations Law

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Redflex Holdings Limited

ACN/ARSN

1. Details of substantial holder (1)

Name Renaissance Smaller Companies Pty Ltd

ACN/ARSN (if applicable) 103 874 102

There was a change in the interests of the substantial holder on 14/11/05

The previous notice was given to the company on 05/09/05

The previous notice was dated 01/09/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FPO	6,992,578	8.16%	5,990,187	6.96%*

*BASED ON ISSUED CAPITAL OF 86,116,045 SHARES

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
14/11/05	Renaissance Smaller Companies Pty Ltd	Disposal of 250,000 shares	$935,000	250,000 FPO	250,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Schedule 1					

5. Changes in association

The persons who have become associates (2) of ceased to be associates of or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the companyor scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Renaissance Smaller Companies Pty Ltd	Level 16, 33 Bligh Street, Sydney NSW 2000

Signature

print name David Fleming capacity Director

sign here date 15 / 11 / 2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation andits related corporations, or the manager and trustee ofan equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses ofmembers is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 ofthe *Corporations Law.*

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) ofthe *Corporations Law.*

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided bythe total votes in the bodycorporate or scheme multiplied by100.

(6) Include details of:

(a) any relevant agreement or other circumstances because ofwhich the change in relevant interest occurred. Ifsubsection 671B(4) applies, a copy of any document setting out the terms ofany relevant agreement, and a statement bythe person giving full and accurate details of any contract, scheme or arrangement, must accompanythis form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 ofthe *Corporations Law.*

(7) Details of the consideration must include anyand all benefits, money and other, that any person from whom a relevant interest was acquired has, or may become entitled to receive in relation to that acquisition. Details must be included even ifthe benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even ifthey are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevent interest arises because ofan option) write 'unknown'.

(9) Give details, if appropriate, of the present association and anychange in that association since the last substantial holding notice.

Schedule 1 - Renaissance Smaller Companies Pty Ltd change in substantial holding for Redflex Holdings Limited

4. Present relevant Interest

Holder of relevant Interest	Registered Holder of securities	Person entitled to be registed as holder	Nature of relevant interest	Class and no. of securities	Persons votes
Renaissance Smaller Companies Pty Ltd	JP Morgan Nominees Australia Ltd	JP Morgan Nominees Australia Ltd	Investment Manager	2,258,144	2,258,144
Renaissance Smaller Companies Pty Ltd	National Nominees Ltd	National Nominees Ltd	Investment Manager	1,923,348	1,923,348
Renaissance Smaller Companies Pty Ltd	ANZ Nominees Ltd	ANZ Nominees Ltd	Investment Manager	967,426	967,426
Renaissance Smaller Companies Pty Ltd	RBC Global Services Australia Pty Ltd	RBC Global Services Australia Pty Ltd	Investment Manager	267,815	267,815
Renaissance Smaller Companies Pty Ltd	Cogent Nominees	Cogent Nominees	Investment Manager	573,454	573,454
				5,990,187	

REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

New Contract – Richardson, Texas

11 November 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a red light photo enforcement program with the City of Richardson in the State of Texas. Richardson has a population of approximately 99,000 and is located 5 miles southwest of Plano with which Redflex announced a similar program on 10 October 2005.

Under a three-year contract with three one-year renewal options, Redflex will deliver fixed red-light enforcement systems for up to twenty intersections. The actual quantity of approaches delivered will be based on public safety requirements and actual city program management requirements.

Redflex Traffic Systems Inc, based in Scottsdale Arizona, has contracts with 89 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 73 cities and towns across fourteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
0011-1-480-9987478

File: 82-34862

REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

New Contract – Newberg, Oregon

10 November 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a red light photo enforcement program with the City of Newberg in the State of Oregon. Newberg has a population of approximately 20,000 and is located 20 miles southwest of Beaverton where Redflex has an existing red light and speed photo enforcement program.

Under a three-year contract with two one-year renewal options, Redflex will deliver fixed red-light enforcement systems for up to eight intersections. The actual quantity of approaches delivered will be based on public safety requirements and actual city program management requirements.

Redflex Traffic Systems Inc, based in Scottsdale Arizona, has contracts with 88 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 72 cities and towns across fourteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc.
bruceh@redflex.com
0011-1-480-9987478

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$2.6173 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on the exercise of unlisted employee options (RDFAT)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 November 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	86,116,045	Ordinary Shares (RDF)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5	Employee shares fully paid (RDFAI)
		60,000	Options expiring 20 May 2006 exercisable at $1.52 (RDFAO)
		1,500,000	Options expiring 1 February 2008 exercisable at $0.50 (RDFAR)/
		1,530,000	Options expiring 30 September 2008, exercise price at date of issue is $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
		1,292,000	Options expiring 2 June 2009, exercise price is the VWA price of RDF for the last five business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens, Company Secretary

== == == == ==

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Redflex Holdings Limited

ACN/ARSN:

1. Details of substantial holder (1)

Name: JPMorgan Chase & Co. and its affiliates

ACN/ARSN (if applicable): N/A

There was a change in the interests of the substantial holder on: 4/Nov/2005

The previous notice was given to the company on: 3/Mar/2005

The previous notice was dated: 3/Mar/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	5,408,484	6.35%	6,333,763	7.36%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	See Appendix				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Appendix				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
JPMorgan Chase & Co.	1111 Polaris Parkway, Columbus, Ohio 43240.

Signature

print name LAM CHEE KIN capacity VP / JPMorgan Chase Bank, N.A.

sign here date 7/Nov/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

APPENDIX

REDFLEX HOLDINGS LIMITED (ISIN: AU000000RDF0)

Transaction date	Entity	Type of transaction	Ccy	Price	Quantity	Total Asset Management Positions	Issued share capital	% owned
Balance as at 28 Feb 2005						5,408,484	85,157,000	6.35%
2-Mar-05	JFCP	Purchase	AUD	3.67	100,000	5,508,484	85,157,000	6.47%
3-Mar-05	JFCP	Purchase	AUD	3.69	69,000	5,577,484	85,157,000	6.55%
31-Mar-05	JFCP	Sell	AUD	3.80	(405,500)	5,171,984	85,390,000	6.06%
18-Apr-05	JFCP	Purchase	AUD	3.43	74,500	5,246,484	85,390,000	6.14%
4-May-05	JFCP	Purchase	AUD	3.31	32,380	5,278,864	85,390,000	6.18%
5-May-05	JFCP	Purchase	AUD	3.38	24,288	5,303,152	85,390,000	6.21%
9-May-05	JFCP	Purchase	AUD	3.44	500,000	5,803,152	85,390,000	6.80%
13-May-05	JFCP	Purchase	AUD	3.40	186,458	5,989,610	85,390,000	7.01%
20-May-05	JFCP	Purchase	AUD	3.41	37,248	6,026,858	85,660,000	7.04%
27-May-05	JFCP	Transfer Out	-	-	(63,618)	5,963,240	85,660,000	6.96%
27-May-05	JFCP	Transfer In	-	-	63,618	6,026,858	85,660,000	7.04%
16-Aug-05	JFCP	Purchase	AUD	3.14	84,808	6,111,666	85,660,000	7.13%
21-Oct-05	JFCP	Purchase	AUD	3.14	13,403	6,125,069	86,060,000	7.12%
24-Oct-05	JFCP	Purchase	AUD	3.21	29,181	6,154,250	86,060,000	7.15%
25-Oct-05	JFCP	Purchase	AUD	3.25	42,573	6,196,823	86,060,000	7.20%
26-Oct-05	JFCP	Purchase	AUD	3.30	30,016	6,226,839	86,060,000	7.24%
27-Oct-05	JFCP	Purchase	AUD	3.36	15,327	6,242,166	86,060,000	7.25%
28-Oct-05	JFCP	Purchase	AUD	3.38	30,000	6,272,166	86,060,000	7.29%
2-Nov-05	JFCP	Purchase	AUD	3.39	35,597	6,307,763	86,060,000	7.33%
4-Nov-05	JFCP	Purchase	AUD	3.31	26,000	6,333,763	86,060,000	7.36%
Balance as at 4 Nov 2005						6,333,763	86,060,000	7.36%

'JFCP' = JF Capital Partners Limited

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$2.724 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on the exercise of unlisted employee options (RDFAT)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 November 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	86,076,045	Ordinary Shares (RDF)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5	Employee shares fully paid (RDFAI)
		60,000	Options expiring 20 May 2006 exercisable at $1.52 (RDFAO)
		1,500,000	Options expiring 1 February 2008 exercisable at $0.50 (RDFAR)/
		1,530,000	Options expiring 30 September 2008, exercise price at date of issue is $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
		1,332,000	Options expiring 2 June 2009, exercise price is the VWA price of RDF for the last five business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ 16,000 ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000

1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens, Company Secretary, 7 November 2005

File No: 82-34862

Form 604

Corporations Law

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Redflex Holdings Limited

ACN/ARSN

1. Details of substantial holder (1)

Name Renaissance Smaller Companies Pty Ltd

ACN/ARSN (if applicable) 103 874 102

There was a change in the interests of the substantial holder on 01/09/05

The previous notice was given to the company on 22/04/05

The previous notice was dated 20/04/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
RDF	6,088,202	7.13%	6,992,578	8.16%*

*BASED ON ISSUED CAPITAL OF 85,660,045 SHARES

3. Changes in relevant interests

Particulars of each change in, or change in the nature of a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
01/09/05	Renaissance Smaller Companies Pty Ltd	Acquisition of 65,000 shares	($194,409)	65,000 FPO	65,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Schedule 1					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the companyor scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Renaissance Smaller Companies Pty Ltd	Level 16, 33 Bligh Street, Sydney NSW 2000

Signature

print name Glen Hoffman capacity Director

sign here [signature] date 05 / 09 / 2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the *Corporations Law*.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the *Corporations Law*.

(4) *The voting shares of a company constitute one class unless divided into separate classes.*

(5) The person's votes divided by the total votes in the bodycorporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the *Corporations Law*.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write 'unknown'.

(9) *Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.*

Schedule 1 - Renaissance Smaller Companies Pty Ltd change in substantial holding for Redflex Holdings Limited

4. Present relevant interest

Holder of relevant Interest	Registered Holder of securities	Person entitled to be registed as holder	Nature of relevant interest	Class and no. of securities	Persons votes
Renaissance Smaller Companies Pty Ltd	JP Morgan Nominees Australia Ltd	JP Morgan Nominees Australia Ltd	Investment Manager	2,645,127	2,645,127
Renaissance Smaller Companies Pty Ltd	National Nominees Ltd	National Nominees Ltd	Investment Manager	2,265,391	2,265,391
Renaissance Smaller Companies Pty Ltd	ANZ Nominees Ltd	ANZ Nominees Ltd	Investment Manager	1,138,820	1,138,820
Renaissance Smaller Companies Pty Ltd	RBC Global Services Australia Pty Lt	RBC Global Services Australia Pty L	Investment Manager	316,559	316,559
Renaissance Smaller Companies Pty Ltd	Cogent Nominees	Cogent Nominees	Investment Manager	626,681	626,681

Form 604

Corporations Law

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Redflex Holdings Limited

ACN/ARSN 069 306 216

1. Details of substantialholder (1)

Name Renaissance Smaller Companies Pty Ltd

ACN/ARSN (if applicable) 103 874 102

There was a change in the interests of the substantial holder on 20/04/05

The previous notice was given to the company on 09/03/05

The previous notice was dated 03/03/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest(3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FPO	5,216,922	6.12%	6,088,202	7.13%*

*BASED ON ISSUED CAPITAL OF 85,390,050 SHARES

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
20/04/05	Renaissance Smaller Companies Pty Ltd	Acquisition of 21,292 shares	($75,367)	21,292 FPO	21,292

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Schedule 1					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Renaissance Smaller Companies Pty Ltd	Level 16, 33 Bligh Street, Sydney NSW 2000

Signature

print name David Fleming capacity Director

sign here [signature] date 22 / 4 / 05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the *Corporations Law*.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the *Corporations Law*.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the *Corporations Law*.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write 'unknown'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Schedule 1 - Renaissance Smaller Companies Pty Ltd change in substantial holding for Redflex Holdings Limited

4. Present relevant interest

Holder of relevant interest	Registered Holder of securities	Person entitled to be registed as holder	Nature of relevant interest	Class and no. of securities	Persons votes
Renaissance Smaller Companies Pty Ltd	JP Morgan Nominees Australia Ltd	JP Morgan Nominees Australia Ltd	Investment Manager	2,351,220	2,351,220
Renaissance Smaller Companies Pty Ltd	National Nominees Ltd	National Nominees Ltd	Investment Manager	1,925,155	1,925,155
Renaissance Smaller Companies Pty Ltd	ANZ Nominees Ltd	ANZ Nominees Ltd	Investment Manager	896,551	896,551
Renaissance Smaller Companies Pty Ltd	RBC Global Services Australia Pty L	RBC Global Services Australia Pty L	Investment Manager	296,115	296,115
Renaissance Smaller Companies Pty Ltd	Cogent Nominees	Cogent Nominees	Investment Manager	619,161	619,161

6,088,202